Robert A. Kauffman Senior Vice President, Secretary & General Counsel	Harleysville Insurance 355 Maple Avenue Harleysville, PA 19438	Tel (215) 256-5173 Fax (215) 256-5631 RKauffman@harleysville.com

September 25, 2007

Ms. Sasha Parikh Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-6010

Re: Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 000-14697

Dear Ms. Parikh:

This will confirm your telephone conversation of September 24, 2007 with our counsel, Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP relating to your letter to Arthur E. Chandler, SVP and Chief Financial Officer, dated September 19, 2007, concerning the above-captioned filings. In your letter, you request that we respond within ten business days or let you know when our response would be provided. Mr. Klein advised you that our response would be sent to you on or before October 12, 2007.

Please let us know if you have any questions.

Sincerely,

Robert A. Kauffman

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